

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Kate Kelly
Deputy General Counsel and Corporate Secretary
Meta Platforms, Inc.
1601 Willow Road
Menlo Park, California 94025

      Re: Meta Platforms, Inc.
          Form 10-Q for the Quarterly Period Ended September 30, 2022
          Filed October 26, 2022
          File No. 001-35551

Dear Kate Kelly:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview of Third Quarter Results
Developments in Advertising, page 33

1.   We note your disclosure on page 45 stating that the reduction in advertising demand was "primarily driven by reduced marketer spending as a result of a more challenging macroeconomic environment, as well as, to a lesser extent, the other factors discussed" in this section. Please explain the basis for your statement that a more challenging macroeconomic environment is the primary driving factor behind reduced demand for your advertising services. Disclose the basis for your belief that the other factors have had a lesser impact and explain why, if true, you cannot assess their impact on your ad revenue. Please ensure that responsive disclosure appears where relevant throughout your filing. Additionally, identify the steps you are taking to replace lost advertising revenue. In this regard, we note that in your earnings call for the third quarter of 2022, your

management discussed an AI discovery engine that is powering Reels and integration with messaging, as well as click-to-messaging ads.

Investment Philosophy, page 34

2.   Please quantify how your investments in your Reality Labs segment are allocated between long-term technological developments aimed at developing the "metaverse," such as neural interfaces, and short-term projects developing specific products for sale and platforms, such as Meta Quest and Horizon Worlds.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan, Esq.